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EXHIBIT 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release

Media Contact:	Investor Contact:
Jason Stewart	Frank J. Golden
Vice President, Media Relations	Vice President, Investor Relations
(203) 539-8339	(203) 539-8470
jason.stewart@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Strong Fourth-Quarter and Full-Year 2005 Results

Revenues and Operating Profit Increase

Double-Digit Revenue Growth in Electronic Products, Software and Services

Company Declares 10% Dividend Increase

(All amounts are in U.S. dollars.)

STAMFORD, Conn., Feb. 9, 2006 — The Thomson Corporation (NYSE: TOC; TSX: TOC) today reported financial results for the fourth quarter and full year ended December 31, 2005, with increases in revenues, operating profit and adjusted earnings, as well as continued solid growth in free cash flow. In addition, the company said its Board of Directors has accelerated its annual dividend review and authorized a dividend increase.

For the full-year 2005:

  •
  Revenues increased 8%, to $8.70 billion, driven by 12% growth in electronic products, software and services. Operating profit increased 10%, and operating profit margin increased to 16.8%.
  •
  Earnings per share were $1.42, compared with $1.54 in 2004. Adjusted for discontinued operations and one-time items, underlying earnings per share were $1.43, up 17% from $1.22 in 2004.
  •
  The corporation generated net cash from operations of $1.88 billion. Free cash flow increased 17%, before a one-time withholding tax payment of $125 million resulting from the repatriation of profits of subsidiaries. Including the tax payment, free cash flow rose 6% to $1.19 billion.

For the fourth quarter of 2005:

  •
  Revenues were $2.43 billion, up 5% from the prior-year period, reflecting stronger organic growth and contributions from acquisitions. Excluding currency effects, revenues rose 6%.
  •
  Operating profit was $555 million, up 14% from the fourth quarter of 2004. Operating margin was 22.9%, up from 21.1% in the prior-year period due to higher revenue and greater efficiencies.
  •
  Earnings attributable to common shares were $249 million, or $0.38 per share, compared with $437 million, or $0.67 per share, in the prior-year period. Adjusting for discontinued operations, one-time items, and quarterly tax rate normalization, underlying earnings were $402 million, or $0.62 per share, compared with $318 million, or $0.49 per share, in the fourth quarter of 2004. One-time items affecting quarter-over-quarter comparisons included recognition of gains within discontinued operations, primarily in 2004, and the withholding tax payment in 2005.

        Thomson's President and Chief Executive Officer, Richard J. Harrington, said, "Our strong results reflect the increasing momentum in our business and the success of our strategic shift to providing integrated workflow solutions to professional customers. Thomson drove revenue and profit growth across all our market groups, a 17% increase in adjusted earnings per share and strong free cash flow growth. We are particularly pleased with the acceleration in the growth of our electronic products, software and services business, which achieved a 12% increase in revenue for the full year and now makes up nearly 70% of our total revenue. We also broadened the range of products and services we offer to our customers through organic development and investment of approximately $289 million in tactical acquisitions in 2005.

        "In line with our commitment to drive shareholder value, Thomson returned more than $750 million to shareholders in 2005 through dividends and share repurchases. Given the significant cash flow generation capabilities of our business, our strong balance sheet, and our focus on returning capital to our shareholders, our Board of Directors has accelerated the timing of its annual dividend review to the first quarter of the year and has authorized a 10% increase in the annual dividend rate.

        "As part of our commitment to drive growth and returns by optimizing our portfolio of businesses, we are also announcing the sale of four businesses that are not core to Thomson's workflow solutions strategy. The sales will improve the strategic focus and financial profile of Thomson. All of these businesses have solid operations and well-respected brands. We expect these sales to be completed in 2006.

        "Looking ahead, we believe we are well positioned to continue to drive organic revenue growth, while expanding margins and growing free cash flow."

Market Group Full-Year and Fourth-Quarter Highlights

Legal & Regulatory

•
Full-year 2005 revenues increased 7% in 2005 to $3.49 billion and adjusted operating profit grew 9% to $982 million. Adjusted operating profit margin expanded 70 basis points to 28.1%.

•
Revenue growth in 2005 reflected an 11% increase in online products, primarily driven by Westlaw, Checkpoint and international online services. North American Legal achieved growth in all of its major market segments, driven by new sales and higher retention. Revenue from sales of software and services increased 14% reflecting growth from acquisitions, as well as strong growth at FindLaw and tax and accounting software products.

•
Fourth-quarter 2005 revenues grew 6% to $974 million and adjusted operating profit increased 10% to $308 million.

Learning

•
Full-year 2005 revenues rose 7% over 2004 to $2.32 billion. Adjusted operating profit also increased 7% to $350 million. Adjusted operating profit margin increased 10 basis points to 15.1%.

•
Revenue growth in 2005 resulted from contributions from newly acquired e-testing and corporate e-learning businesses, growth in global higher education, including a double-digit increase in custom publishing, strong business and economic textbook sales, and strong international sales. Revenue growth was also attributable to solid sales growth from library reference.

•
In the fourth quarter, revenues grew 2% to $654 million, and adjusted operating profit increased 5% to $139 million. Revenue growth in the quarter was adversely affected by higher reserves for textbook returns compared with 2004.

Financial

•
Full-year 2005 revenues increased 9% over 2004 to $1.9 billion, and adjusted operating profit increased 14% to $334 million. Adjusted operating profit margin expanded 70 basis points to 17.6%.

•
Revenue growth for the full year continued to reflect the success of key offerings, as well as improved market conditions.

•
TradeWeb's revenues, in particular, increased significantly due to higher volumes for its online fixed income marketplaces as a result of greater online trading activity and the introduction of new asset classes.

•
During the year, the number of Thomson ONE workstations increased 45% due to user migration from legacy products and new client sales.

•
In the fourth quarter, revenues were $494 million, a 4% increase over the prior-year period and adjusted operating profit increased 20% to $109 million. Excluding currency effects, revenues grew 5% in the fourth quarter of 2005.

Scientific & Healthcare

•
Full-year 2005 revenues increased 14% over 2004 to $1.02 billion, and adjusted operating profit increased 21% to $235 million. Adjusted operating profit margin rose 130 basis points to 23.1%, due to higher revenues and benefits from integration efforts associated with recent acquisitions.

•
Revenue growth for the full year came mostly from acquisitions, primarily IHI, and further expansion of information solutions offerings. Revenue growth from existing businesses was primarily a result of higher customer spending for healthcare decision support products and higher subscription revenues for ISI Web of Science and Micromedex electronic products.

•
In the fourth quarter of 2005, revenues grew 11% to $312 million, and adjusted operating profit increased 10% to $109 million.

Discontinued Operations

        In December 2005, Thomson approved the sale of American Health Consultants (AHC), a medical newsletter publisher and provider of medical education. The results of this business have been reclassified to discontinued operations. Previously, these operations were included in the Thomson Scientific & Healthcare market group. In 2005, AHC generated $35 million in revenue.

Planned Sale of Businesses

        In January 2006, Thomson approved the sale of three businesses in the Thomson Learning group, including Peterson's, a college preparatory guide; the U.S. operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. The financial results of these businesses are included in Thomson Learning for 2005 and will be reclassified as discontinued operations beginning in the first quarter of 2006. The combined annual revenues of these three businesses are approximately $145 million.

Dividend

        Thomson also announced today that its Board of Directors has authorized an increase of 10%, or $0.08 per share, in the annualized rate of the company's common stock dividend, to $0.88 per share. The new quarterly dividend rate of $0.22 per share is payable on March 15, 2006 to common shareholders of record as of February 21, 2006. In addition, the Board announced that it has moved its annual dividend review from the second quarter to the first quarter of each year. The increase in the dividend rate corresponds to Thomson's objective of increasing the rate in line with increases in free cash flow.

Share Repurchase Activity

        During the fourth quarter of 2005, Thomson repurchased $127 million of its shares. During the full year 2005, Thomson repurchased $256 million of its shares. Since initiating its share repurchase program (Normal Course Issuer Bid) in the second quarter of 2005, Thomson has purchased and retired a total of more than 9 million shares.

2006 Outlook

        For the full year 2006, Thomson expects revenue growth of 7% to 9%, excluding currency effects, in line with the company's long-term revenue growth target. Full-year 2006 revenue growth will continue to be driven primarily by existing businesses, supplemented by tactical acquisitions.

        Thomson expects continued improvement in its operating profit margin in 2006.

        Thomson also expects to continue to generate strong free cash flow in 2006.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2005 revenues of $8.70 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of fourth-quarter and full-year 2005 results beginning at 9:00 am EST today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations. Adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile non-GAAP financial measures to the most directly comparable GAAP measure in the following tables. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure because we do not consider such amortization to be a controllable operating cost for purposes of assessing the current performance of our businesses. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We present our earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

The Corporation no longer reports adjusted EBITDA but will continue to report depreciation expense for each of its market groups, as set forth in the attached tables. Segmented results include the results of all operations. Prior to 2005, segmented results were presented on the basis of ongoing businesses, which excluded disposals. Disposals are businesses sold or held for sale, which did not qualify as discontinued operations. Results for the full year of 2005 were reclassified to present disposals within the appropriate market group.

This news release, in particular the section under the heading "2006 Outlook" includes forward-looking statements, such as the Corporation's expectations and intentions regarding its financial performance and strategy, that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our technology investments to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet customers' needs; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the challenges involved in expanding outside North America; increased use of free or relatively inexpensive information sources; failure to obtain certain information through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; and impairment of our goodwill and identifiable intangible assets. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is also contained in its annual report on Form 40-F for the year ended December 31, 2004. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF EARNINGS
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2005	2004	2005	2004
Revenues	2,428	2,313	8,703	8,057
Cost of sales, selling, marketing, general and administrative expenses	(1,636)	(1,583)	(6,308)	(5,822)
Depreciation	(160)	(166)	(622)	(620)
Amortization	(77)	(76)	(309)	(285)

Operating profit	555	488	1,464	1,330
Net other (expense) income(1)	(14)	(3)	(28)	24
Net interest expense and other financing costs	(54)	(59)	(223)	(235)
Income taxes	(232)	(117)	(287)	(263)

Earnings from continuing operations	255	309	926	856
(Loss) earnings from discontinued operations, net of tax	(5)	129	8	155

Net earnings	250	438	934	1,011
Dividends declared on preference shares	(1)	(1)	(4)	(3)

Earnings attributable to common shares	249	437	930	1,008

Basic and diluted earnings per common share	$0.38	$0.67	$1.42	$1.54

Basic weighted average common shares	651,901,481	655,549,324	654,436,748	655,301,357

Diluted weighted average common shares	652,418,597	656,334,248	654,968,031	655,927,303

Supplemental earnings information:
Earnings attributable to common shares, as above	249	437	930	1,008
Adjustments:
One time items:
Net other expense (income)	14	3	28	(24)
Tax on above item	—	(1)	1	10
Release of tax credits	—	(6)	(137)	(41)
Withholding tax on dividend	125	—	125	—
Interim period effective tax rate normalization(2)	9	14	—	—
Discontinued operations	5	(129)	(8)	(155)

Adjusted earnings from continuing operations	402	318	939	798

Adjusted basic and diluted earnings per common share from continuing operations	$0.62	$0.49	$1.43	$1.22

Notes to consolidated statement of earnings

(1)
"Equity in net losses of associates, net of tax" has been reclassified to "Net other (expense) income" in the previous period to conform to the current period's presentation.

(2)
Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)
(unaudited)

	December 31, 2005	December 31, 2004
Assets
Cash and cash equivalents	407	405
Accounts receivable, net of allowances	1,699	1,643
Inventories	322	312
Prepaid expenses and other current assets	325	312
Deferred income taxes	250	212
Current assets of discontinued operations	6	8

Current assets	3,009	2,892
Computer hardware and other property (1)	781	749
Computer software (1)	749	769
Identifiable intangible assets, net	4,482	4,719
Goodwill	9,019	9,113
Other non-current assets (1)	1,386	1,393
Non-current assets of discontinued operations	10	10

Total assets	19,436	19,645

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	202	7
Accounts payable and accruals	1,730	1,734
Deferred revenue	1,058	1,030
Current portion of long-term debt	98	295
Current liabilities of discontinued operations	19	17

Current liabilities	3,107	3,083
Long-term debt	3,983	4,013
Other non-current liabilities	823	1,015
Deferred income taxes	1,560	1,572

Total liabilities	9,473	9,683
Shareholders' equity
Capital	2,726	2,696
Cumulative translation adjustment	245	458
Retained earnings	6,992	6,808

Total shareholders' equity	9,963	9,962

Total liabilities and shareholders' equity	19,436	19,645

Note to consolidated balance sheet

(1)
Certain non-current assets have been reclassified in the previous period to conform to the current period's presentation. Specifically, capitalized software developed for internal use and for sale is now presented separately. Additionally, capitalized costs to create the initial version of a textbook or other media ("pre-publication costs") are included in "Other non-current assets". Previously, capitalized software developed for internal use and pre-publication costs were included in "Property and equipment" which is no longer included on the balance sheet. These reclassifications were made to provide additional disclosure on the nature of the assets.

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2005	2004	2005	2004
Cash provided by (used in):
Operating activities
Net earnings	250	438	934	1,011
Remove loss (earnings) from discontinued operations	5	(129)	(8)	(155)
Add back (deduct) items not involving cash:
Depreciation	160	166	622	620
Amortization	77	76	309	285
Net gains on disposals of businesses and investments	—	(49)	(5)	(53)
Loss from redemption of bonds	—	53	23	53
Deferred income taxes	(42)	(7)	(16)	(3)
Other, net	45	43	55	170
Voluntary pension contribution	(14)	(7)	(25)	(7)
Changes in working capital and other items	197	47	(20)	(161)
Cash provided by operating activities — discontinued operations	1	12	10	48

Net cash provided by operating activities	679	643	1,879	1,808

Investing activities
Acquisitions	(41)	(527)	(289)	(1,337)
Proceeds from disposals	—	76	4	87
Capital expenditures, less proceeds from disposals	(245)	(189)	(642)	(619)
Other investing activities	(14)	(20)	(39)	(60)
Capital expenditures of discontinued operations	—	(1)	—	(3)
Proceeds from (income taxes paid on) disposals of discontinued operations	—	337	(105)	474
Cash used in other investing activities — discontinued operations	—	—	—	(5)

Net cash used in investing activities	(300)	(324)	(1,071)	(1,463)

Financing activities
Proceeds from debt	1	740	401	1,174
Repayments of debt	(65)	(854)	(621)	(1,186)
Net (repayments) borrowings under short-term loan facilities	(105)	(15)	191	(90)
Repurchase of common shares	(127)	—	(256)	—
Dividends paid on preference shares	(1)	(1)	(4)	(3)
Dividends paid on common shares	(127)	(122)	(505)	(484)
Premium on debt redemption	—	(41)	(22)	(41)
Other financing activities, net	2	(1)	18	1

Net cash used in financing activities	(422)	(294)	(798)	(629)

Translation adjustments	(1)	6	(8)	6

(Decrease) increase in cash and cash equivalents	(44)	31	2	(278)
Cash and cash equivalents at beginning of period	451	374	405	683

Cash and cash equivalents at end of period	407	405	407	405

Supplemental cash flow information:
Net cash provided by operating activities, as above	679	643	1,879	1,808
Capital expenditures, as above	(245)	(189)	(642)	(619)
Other investing activities, as above	(14)	(20)	(39)	(60)
Capital expenditures of discontinued operations	—	(1)	—	(3)
Dividends paid on preference shares, as above	(1)	(1)	(4)	(3)

Free cash flow	419	432	1,194	1,123

BUSINESS SEGMENT INFORMATION*
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31			Twelve Months Ended December 31
	2005	2004	Change	2005	2004	Change
Revenues:
Legal & Regulatory	974	918	6%	3,491	3,276	7%
Learning	654	643	2%	2,319	2,174	7%
Financial	494	476	4%	1,897	1,738	9%
Scientific & Healthcare	312	282	11%	1,018	893	14%
Intercompany eliminations	(6)	(6)		(22)	(24)

Total revenues	2,428	2,313	5%	8,703	8,057	8%

Operating Profit:(1)
Adjusted Operating Profit by Segment
Legal & Regulatory	308	279	10%	982	897	9%
Learning	139	133	5%	350	327	7%
Financial	109	91	20%	334	294	14%
Scientific & Healthcare	109	99	10%	235	195	21%
Corporate and other(2)	(33)	(38)		(128)	(98)

Total adjusted operating profit	632	564	12%	1,773	1,615	10%
Amortization	(77)	(76)		(309)	(285)

Operating Profit	555	488	14%	1,464	1,330	10%

*
Notes to business segment information for continuing operations

(1)
Please see reconciliations to GAAP measures in the following tables.

(2)
Corporate and other includes corporate costs and costs associated with the Corporation's stock related compensation expense.

Detail of depreciation by segment:

	Three Months Ended December 31		Twelve Months Ended December 31
	2005	2004	2005	2004
Legal & Regulatory	53	56	202	197
Learning	53	51	195	194
Financial	44	48	177	182
Scientific & Healthcare	8	10	38	35
Corporate and other	2	1	10	12

	160	166	622	620

RECONCILIATIONS

RECONCILIATION OF ADJUSTED OPERATING PROFIT TO OPERATING PROFIT
(millions of U.S. dollars, unaudited)

	For the Three Months Ended December 31, 2005
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	308	139	109	109	(33)	632
Less:
Amortization	(28)	(17)	(21)	(11)	—	(77)

Operating profit	280	122	88	98	(33)	555

	For the Three Months Ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	279	133	91	99	(38)	564
Less:
Amortization	(26)	(17)	(23)	(10)	—	(76)

Operating profit	253	116	68	89	(38)	488

	For the Twelve Months Ended December 31, 2005
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	982	350	334	235	(128)	1,773
Less:
Amortization	(108)	(66)	(89)	(46)	—	(309)

Operating profit	874	284	245	189	(128)	1,464

	For the Twelve Months Ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted operating profit	897	327	294	195	(98)	1,615
Less:
Amortization	(99)	(69)	(82)	(35)	—	(285)

Operating profit	798	258	212	160	(98)	1,330

RECONCILIATION OF ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue, unaudited)

	For the Three Months Ended December 31, 2005
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	31.6%	21.3%	22.1%	34.9%	26.0%
Less:
Amortization	(2.9)%	(2.6)%	(4.3)%	(3.5)%	(3.1)%

Operating profit margin	28.7%	18.7%	17.8%	31.4%	22.9%

	For the Three Months Ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	30.4%	20.7%	19.1%	35.1%	24.4%
Less:
Amortization	(2.8)%	(2.7)%	(4.8)%	(3.5)%	(3.3)%

Operating profit margin	27.6%	18.0%	14.3%	31.6%	21.1%

	For the Twelve Months Ended December 31, 2005
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	28.1%	15.1%	17.6%	23.1%	20.4%
Less:
Amortization	(3.1)%	(2.9)%	(4.7)%	(4.5)%	(3.6)%

Operating profit margin	25.0%	12.2%	12.9%	18.6%	16.8%

	For the Twelve Months Ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Adjusted operating profit margin	27.4%	15.0%	16.9%	21.8%	20.0%
Less:
Amortization	(3.0)%	(3.1)%	(4.7)%	(3.9)%	(3.5)%

Operating profit margin	24.4%	11.9%	12.2%	17.9%	16.5%

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EXHIBIT 99.1
CONSOLIDATED STATEMENT OF EARNINGS (millions of U.S. dollars, except per common share data) (unaudited)
CONSOLIDATED BALANCE SHEET (millions of U.S. dollars) (unaudited)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of U.S. dollars) (unaudited)
BUSINESS SEGMENT INFORMATION* (millions of U.S. dollars) (unaudited)
RECONCILIATIONS RECONCILIATION OF ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars, unaudited)
RECONCILIATION OF ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue, unaudited)